September 26, 2024

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 29, 2024
           CIK 0002027160
Dear Andresian D   Rozario:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement submitted August 29, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Results of Operations for the Fiscal Years Ended March 31, 2023 and 2024, page
35

1. You state that the 30.4% cost of revenue decrease correlates to the 16.6% decrease in revenue. The decrease in revenues only partially explains the cost of revenue decrease.
       Expand your disclosure to discuss the reasons for the residual 13.8% in cost of revenue.
       In addition, discuss the changes in cost of revenues on a dollar basis.
2. In your discussion of general and administrative expense, disclose the underlying reasons why "back-end payroll" increased in the fiscal year ended March 31, 2024.
 September 26, 2024
Page 2

Revenue, page 36

3. We note your disclosure that your decrease in revenue for the fiscal year ended March 31,
       2024 was intensified by the Russia-Ukraine conflict but offset by a post-COVID economic recovery. Please revise to provide more detailed disclosure regarding the impact of the Russia-Ukraine conflict on your revenues. In this regard, we note your disclosure on page 34 describing how regional conflicts and geopolitical tensions, such as the
       Russia-Ukraine conflict, pose significant risks to maritime operations and can impact the
       Company   s revenue.
Management
Other Corporate Governance Matters, page 68

4. You disclose here that you may in the future be eligible to utilize the controlled company exemptions under the NYSE American corporate governance rules if more than 50% of your voting power is held by an individual, a group or another company, and you do not currently expect that more than 50% of your voting power will be held by an individual, a group or another company immediately following the consummation of this offering. However, the disclosure in your post-offering ownership structure diagram on
       page 6 as well as your risk factor disclosure on page 17 indicate that your "Major
       Shareholders," namely Ho Ying Keat Lowell, Andresian D   Rozario,
Francis Junior James,
       Randy Yong Choon Hong, and Quah Choong Hua, will collectively own a majority of the combined voting power of your ordinary shares. Please advise or revise to address this apparent inconsistency.
Financial Statements, page F-1

5. We note your response to prior comments nine and ten indicating that you have relied upon the guidance in FASB ASC 805-50-45 in preparing your financial statements, which depict Vantage Cayman as a consolidated entity as of March 31, 2024, including the accounts of Vantage BVI, Vantage Singapore and Vantage Dubai for all periods.
       However, you have disclosures on pages 5, 44, F-7 and F-8 indicating that Vantage
       Cayman and Vantage BVI did not exist until April 2, 2024, after the periods covered by your financial statements, also indicating that your reorganization is not yet complete, e.g.
       within the explanatory note in advance of page one, and the statement on F-7 indicating it is estimated to be completed by the end of 2024.

       If you have properly identified the reorganization transactions as involving entities under common control, the accounting guidance that you have referenced would not be initially applicable until you are preparing financial statements that include the period of the reorganization. Therefore, unless the reorganization will be completed prior to the effective date of your registration statement, and unless you will update your financial statements to include the period during which the reorganization has been completed prior to the effective date, you will need to include separate financial statements of Vantage
       Cayman, as previously advised.

       In either case the disclosures on pages F-7 and F-8 should be revised to accurately describe the basis of presentation, to include differentiating between the terms combined
 September 26, 2024
Page 3

       and consolidated, when describing the basis of presentation for periods before and after the date of completing the reorganization, respectively, i.e. your use of these terms should correlate with the ownership structure in place during the periods covered by the financial statements. We reissue prior comments nine and ten.
6. Given your various disclosures indicating that Vantage Dubai was not formed until June
       20, 2023, please expand your disclosures on page F-7 and F-8 to identify the owners who initiated and completed its formation, also to describe their rationale, and to explain how that formation event has been depicted in your combined financial statements. Please further clarify that its operations are fully included within the combined financial statements from the date of its formation if true.
1. Organization and Principal Activities
Reorganization, page F-7

7. We understand from your response to prior comment 14 that you intend to change the ownership of Vantage Singapore and Vantage Dubai prior to completing the reorganization and that this effort will result in three individuals collectively owning more
       than 50% of the voting interests of each entity. You identify this result as the rationale for characterizing the reorganization as a transaction among entities under common control and for presenting the accounts of both entities on a combined basis in the financial statements. You indicate that you have not provided all of the information requested in our comment as you are still in the process of preparing for the reorganization.

       However, the illustrations on pages 6 and 45 indicate the three individuals mentioned in your response will collectively own 40.68%, rather than more than 50%, of the consolidated entity, and you have disclosure in the second-to-last paragraph on page 68, indicating that you do not expect there to be a control group following the offering.

       If you are not able to show that Vantage Singapore and Vantage Dubai were under common control during the 2023 and 2024 fiscal years, please replace the combined financial statements with separate financial statements for each entity as the retrospective treatment applied in depicting a common control transaction would be limited to the periods during which the entities were actually under common control, as indicated in
       FASB ASC 805-50-45-5. We reissue prior comment 14.
8. Please revise your disclosure describing the reorganization as involving the transfer of
       100% of the equity interests in Vantage Singapore and Vantage Dubai from its original
       shareholders, Vantage Singapore and Vantage Dubai to Vantage BVI    as
necessary to
       identify the original shareholders of Vantage Singapore and Vantage Dubai rather than suggest the entities were the shareholders of the entities.

       Please also revise the illustrations showing the corporate structure prior to the reorganization on pages 6 and 45, to show the ownership of Vantage Singapore and
       Vantage Dubai prior to their conveyance of Vantage BVI, since that event is considered part of the reorganization. For example, it appears that this would include identifying the ownership interests held by the five individuals and the minority interest group of shareholders in each of Vantage Singapore and Vantage Dubai.
 September 26, 2024
Page 4

       Please disclose the manner by which the conveyance to Vantage BVI either has occurred or will occur, and the manner by which the conveyance of Vantage BVI to Vantage
       Cayman has occurred or will occur, including the dates of conveyance if applicable.
Notes to Consolidated Financial Statements
10. Shareholders' Equity, page F-20

9. We note that you report having just one Class B Ordinary Share outstanding as of March
       31, 2024, March 31, 2023, and April 1, 2022. However, since you previously reported having 450,000 Ordinary Shares outstanding as of March 31, 2023 and April 1, 2022, please expand your disclosures to explain the apparent change in your capital structure and the apparent conversion of the Ordinary Shares to a Class B Ordinary Share. Please
       also expand your disclosures to address the following points.

             Given that your 2024 statement of cash flows includes    Proceeds
from issuance of
           ordinary share    of $136,105, and your equity statement includes a
corresponding
              Issuance of ordinary shares,    explain why you do not report any
change in the
           number of ordinary shares in conjunction with this transaction.

             Given that you have presented the accounts of Vantage Singapore and Vantage Dubai on a combined basis, clarify whether the Class B Ordinary Share was issued by one of these entities or whether you are depicting a subsequent change in the capital structure retrospectively, and explain how the individual interests of the five shareholders and group of minority shareholders identified on pages 6 and 45 are represented with just one Class B Ordinary Share, if true.
13. Other Income, page F-23

10. We note that your gains from "Write-back of allowance for expected credit loss on trade receivable" is included in the other income line item, which is presented below the the line on your income statement. Tell us why this is presented within the non-operating section of your income statement rather than within operating. Also tell us where you record expected credit loss on accounts receivable on your income statement. We would expect both of these related items to be recorded on the same income statement line item within operating. If this is not the case, please provide us your basis in GAAP for your presentation.

16. Concentration of Risks, page F-24

11. You disclose that two vendors accounted for 46.4% and 24.8% of commissions expenses for the year ended March 31, 2024 and that two vendors accounted for 26.5% and 19.4%
       of total commission expenses. Please disclose here and on page 42 the total amount of commissions expense for each year. In addition, disclose the line item on the income statement in which commissions expense is included.
      Please contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Yong Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial
 September 26, 2024
Page 5

statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.